Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2025 Financial Results

BEIJING, August 20, 2025 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total paid enterprise customers[1] in the twelve months ended June 30, 2025 were 6.5 million, an increase of 10.2% from 5.9 million in the twelve months ended June 30, 2024.

•	Average monthly active users[2] for the second quarter of 2025 were 63.6 million, an increase of 16.5% from 54.6 million for the same quarter of 2024.

•	Revenues for the second quarter of 2025 were RMB2,102.4 million (US$293.5 million), an increase of 9.7% from RMB1,916.7 million for the same quarter of 2024.

•	Income from operations for the second quarter of 2025 was RMB651.2 million (US$90.9 million), an increase of 81.6% from RMB358.6 million for the same quarter of 2024. Adjusted income from operations[3] for the second quarter of 2025 was RMB880.9 million (US$123.0 million), an increase of 33.4% from RMB660.1 million for the same quarter of 2024.

•	Net income for the second quarter of 2025 was RMB711.2 million (US$99.3 million), an increase of 70.4% from RMB417.3 million for the same quarter of 2024. Adjusted net income[3] for the second quarter of 2025 was RMB940.9 million (US$131.3 million), an increase of 30.9% from RMB718.7 million for the same quarter of 2024.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “In the second quarter of this year, we maintained our industry-leading user growth momentum. With the job market exhibiting a sustained recovery trend, our platform’s user ecosystem has strengthened, and we have seen decent growth in both enterprise user engagement and the number of paying customers. We have also continued to advance the integration and application of AI across technology, products, business and operations, achieving positive progress in improving user experience, enhancing commercial product service capabilities and boosting platform operational efficiency.

The Company actively places importance on shareholder returns, the board of directors approved the Company's annual dividend policy, and determined this year's dividend amount to be approximately US$80 million; simultaneously announced a share repurchase plan up to US$250 million, hoping to share more benefits of the Company's growth with the market.”

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, “In the second quarter, we continued to achieve high-quality growth, with both revenues and profit margins improving, underscoring the effectiveness of our efficient business model and cost management strategies. To enhance trading activity in the Hong Kong market, we completed a share offer in July, with net proceeds amounting to HK$2.2 billion, aiming to attract a more diversified investor base and create value for all our shareholders.”

[1]	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
[3]	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Second Quarter 2025 Financial Results

Revenues

Revenues were RMB2,102.4 million (US$293.5 million) for the second quarter of 2025, representing an increase of 9.7% from RMB1,916.7 million for the same quarter of 2024.

•	Revenues from online recruitment services to enterprise customers were RMB2,077.6 million (US$290.0 million) for the second quarter of 2025, representing an increase of 9.8% from RMB1,892.7 million for the same quarter of 2024. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB24.8 million (US$3.5 million) for the second quarter of 2025, representing an increase of 3.3% from RMB24.0 million for the same quarter of 2024, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,454.4 million (US$203.0 million) for the second quarter of 2025, representing a decrease of 7.2% from RMB1,566.6 million for the same quarter of 2024. Total share-based compensation expenses were RMB229.7 million (US$32.1 million) for the second quarter of 2025, representing a decrease of 23.8% from RMB301.4 million for the same quarter of 2024.

•	Cost of revenues was RMB307.5 million (US$42.9 million) for the second quarter of 2025, representing a decrease of 2.8% compared to RMB316.5 million for the same quarter of 2024. The decrease in employee-related expenses was offset by the increase in payment processing cost.

•	Sales and marketing expenses were RMB419.9 million (US$58.6 million) for the second quarter of 2025, representing a decrease of 23.0% from RMB545.2 million for the same quarter of 2024, primarily due to decreases in advertising and marketing expenses and employee-related expenses.

•	Research and development expenses were RMB416.0 million (US$58.1 million) for the second quarter of 2025, representing a decrease of 6.2% from RMB443.7 million for the same quarter of 2024, primarily due to a decrease in cloud service fee.

•	General and administrative expenses were RMB311.0 million (US$43.4 million) for the second quarter of 2025, representing an increase of 19.1% from RMB261.2 million for the same quarter of 2024, primarily due to an increase in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB651.2 million (US$90.9 million) for the second quarter of 2025, representing an increase of 81.6% from RMB358.6 million for the same quarter of 2024.

Adjusted income from operations was RMB880.9 million (US$123.0 million) for the second quarter of 2025, representing an increase of 33.4% from RMB660.1 million for the same quarter of 2024.

Net income and adjusted net income

Net income was RMB711.2 million (US$99.3 million) for the second quarter of 2025, representing an increase of 70.4% from RMB417.3 million for the same quarter of 2024.

Adjusted net income was RMB940.9 million (US$131.3 million) for the second quarter of 2025, representing an increase of 30.9% from RMB718.7 million for the same quarter of 2024.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2025 were RMB1.62 (US$0.23) and RMB1.58 (US$0.22), respectively, compared to basic and diluted net income per ADS of RMB0.95 and RMB0.91 for the same quarter of 2024.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 for the second quarter of 2025 were RMB2.14 (US$0.30) and RMB2.09 (US$0.29), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.63 and RMB1.57 for the same quarter of 2024.

Net cash provided by operating activities

Net cash provided by operating activities was RMB1,051.9 million (US$146.8 million) for the second quarter of 2025, representing an increase of 21.1% from RMB868.6 million for the same quarter of 2024.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB16,021.8 million (US$2,236.6 million) as of June 30, 2025.

Recent Developments

Share offer

In July 2025, the Company completed its share offer of an aggregate of 34,500,000 Class A ordinary shares at an offer price of HK$66.00 per share, comprising a Hong Kong public offering of 10,350,000 shares and an international offering of 24,150,000 shares. Net proceeds from this share offer, after deducting underwriting commissions and other offering expenses payable, were approximately HK$2.2 billion.

Adoption of annual dividend policy and declaration of cash dividend

On August 20, 2025, the Company’s board of directors (“the Board”) approved an annual dividend policy (the “Dividend Policy”), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, the Board has approved an annual cash dividend (the “Dividend”) of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be October 6, 2025, and the ex-dividend date for holders of ADSs will be October 8, 2025. The aggregate amount of the Dividend to be paid will be approximately US$80 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date is expected to be on or around October 16, 2025 for holders of ordinary shares and on or around October 23, 2025 for holders of ADSs.

Share repurchase program

On August 20, 2025, the Board approved amendments to the existing share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including ADSs) during the extended 12-month period.

Outlook

For the third quarter of 2025, the Company currently expects its total revenues to be between RMB2.13 billion and RMB2.16 billion, representing a year-on-year increase of 11.4% to 13.0%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 20, 2025 (8:00 PM Beijing Time on Wednesday, August 20, 2025) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BIff2de596ba4b435893f4fe392db1e741

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.1636 to US$1.00 on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,892,723	2,077,599	290,022	3,576,810	3,978,981	555,444
Others	24,020	24,834	3,467	43,686	46,729	6,523
Total revenues	1,916,743	2,102,433	293,489	3,620,496	4,025,710	561,967
Operating cost and expenses
Cost of revenues(1)	(316,532)	(307,457)	(42,919)	(611,971)	(618,265)	(86,306)
Sales and marketing expenses(1)	(545,169)	(419,873)	(58,612)	(1,124,439)	(911,100)	(127,185)
Research and development expenses(1)	(443,729)	(416,046)	(58,078)	(911,298)	(839,614)	(117,206)
General and administrative expenses(1)	(261,210)	(310,974)	(43,410)	(531,682)	(576,485)	(80,474)
Total operating cost and expenses	(1,566,640)	(1,454,350)	(203,019)	(3,179,390)	(2,945,464)	(411,171)
Other operating income, net	8,506	3,118	435	21,096	10,740	1,499
Income from operations	358,609	651,201	90,905	462,202	1,090,986	152,295
Interest and investment income, net	153,814	156,972	21,912	309,870	306,461	42,780
Foreign exchange gain	63	623	87	93	54	8
Other expenses, net	(264)	(551)	(77)	(523)	(1,168)	(163)
Income before income tax expenses	512,222	808,245	112,827	771,642	1,396,333	194,920
Income tax expenses	(94,972)	(97,071)	(13,551)	(112,668)	(173,065)	(24,159)
Net income	417,250	711,174	99,276	658,974	1,223,268	170,761
Net loss attributable to non-controlling interests	4,483	5,224	729	7,710	11,264	1,572
Net income attributable to ordinary shareholders of KANZHUN LIMITED	421,733	716,398	100,005	666,684	1,234,532	172,333
Weighted average number of ordinary shares used in computing net income per share
— Basic	888,934,440	882,926,914	882,926,914	884,833,645	876,959,135	876,959,135
— Diluted	924,052,158	906,887,558	906,887,558	915,678,778	901,237,045	901,237,045
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.47	0.81	0.11	0.75	1.41	0.20
— Diluted	0.46	0.79	0.11	0.73	1.37	0.19
Net income per ADS(2) attributable to ordinary shareholders
— Basic	0.95	1.62	0.23	1.51	2.82	0.39
— Diluted	0.91	1.58	0.22	1.46	2.74	0.38

(1)  Include share-based compensation expenses as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	11,499	6,896	963	22,416	16,507	2,304
Sales and marketing expenses	71,482	52,356	7,309	141,954	126,593	17,672
Research and development expenses	109,980	78,065	10,897	212,673	166,598	23,256
General and administrative expenses	108,482	92,409	12,900	213,377	171,791	23,981
Total	301,443	229,726	32,069	590,420	481,489	67,213

(2)  Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,553,090	3,159,506	441,050
Short-term time deposits	5,488,631	5,479,143	764,859
Short-term investments	6,639,389	7,383,188	1,030,653
Accounts and notes receivable, net	40,713	32,126	4,485
Inventories	3,042	2,706	378
Amounts due from related parties	7,258	9,789	1,366
Prepayments and other current assets	368,260	561,419	78,371
Total current assets	15,100,383	16,627,877	2,321,162
Non-current assets
Long-term time deposits	-	727,360	101,536
Long-term investments	1,914,530	1,879,156	262,320
Property, equipment and software, net	1,733,786	1,514,093	211,359
Right-of-use assets, net	302,856	194,529	27,155
Intangible assets, net	252,589	234,412	32,723
Goodwill	6,528	6,528	911
Total non-current assets	4,210,289	4,556,078	636,004
Total assets	19,310,672	21,183,955	2,957,166
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	110,668	97,471	13,606
Deferred revenue	3,084,839	3,301,486	460,870
Other payables and accrued liabilities	815,767	708,757	98,939
Operating lease liabilities, current	180,782	130,038	18,153
Total current liabilities	4,192,056	4,237,752	591,568
Non-current liabilities
Operating lease liabilities, non-current	121,345	69,448	9,694
Deferred tax liabilities	34,451	39,792	5,555
Total non-current liabilities	155,796	109,240	15,249
Total liabilities	4,347,852	4,346,992	606,817
Total shareholders’ equity	14,962,820	16,836,963	2,350,349
Total liabilities and shareholders’ equity	19,310,672	21,183,955	2,957,166

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	868,556	1,051,896	146,839	1,774,097	2,055,005	286,868
Net cash used in investing activities	(72,309)	(824,453)	(115,089)	(595,771)	(1,503,279)	(209,850)
Net cash (used in)/provided by financing activities	(81,847)	144,272	20,139	(186,425)	58,278	8,135
Effect of exchange rate changes on cash and cash equivalents	10,824	(2,629)	(367)	7,530	(3,588)	(501)
Net increase in cash and cash equivalents	725,224	369,086	51,522	999,431	606,416	84,652
Cash and cash equivalents at beginning of the period	2,747,166	2,790,420	389,528	2,472,959	2,553,090	356,398
Cash and cash equivalents at end of the period	3,472,390	3,159,506	441,050	3,472,390	3,159,506	441,050

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	358,609	651,201	90,905	462,202	1,090,986	152,295
Add: Share-based compensation expenses	301,443	229,726	32,069	590,420	481,489	67,213
Adjusted income from operations	660,052	880,927	122,974	1,052,622	1,572,475	219,508

Net income	417,250	711,174	99,276	658,974	1,223,268	170,761
Add: Share-based compensation expenses	301,443	229,726	32,069	590,420	481,489	67,213
Adjusted net income	718,693	940,900	131,345	1,249,394	1,704,757	237,974

Net income attributable to ordinary shareholders of KANZHUN LIMITED	421,733	716,398	100,005	666,684	1,234,532	172,333
Add: Share-based compensation expenses	301,443	229,726	32,069	590,420	481,489	67,213
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	723,176	946,124	132,074	1,257,104	1,716,021	239,546
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	888,934,440	882,926,914	882,926,914	884,833,645	876,959,135	876,959,135
— Diluted	924,052,158	906,887,558	906,887,558	915,678,778	901,237,045	901,237,045
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.81	1.07	0.15	1.42	1.96	0.27
— Diluted	0.78	1.04	0.15	1.37	1.90	0.27
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.63	2.14	0.30	2.84	3.91	0.55
— Diluted	1.57	2.09	0.29	2.75	3.81	0.53